CN ENERGY GROUP. INC.

January 25, 2021

Via Edgar

Ms. Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CN ENERGY GROUP. INC.
Amendment No. 2 to Registration Statement on Form F-1
Filed on January 15, 2021
File No. 333-239659

Dear Ms. Breslin:

This letter is in response to the letter dated January 23, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to CN ENERGY GROUP. INC. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 3”) is being submitted confidentially to accompany this letter.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 18 – Stockholders’ equity

Issuance of the Convertible Preferred Shares, page F-27

1. Please revise your note to disclose how you evaluated your preferred shares to determine whether they contain a beneficial conversion feature, and if so, how you account for this feature.

In response to the Staff’s comments, we revised our disclosure on page F-27 of the Amended Registration Statement No. 3 to disclose how we evaluated our preferred shares to determine that they contain a beneficial conversion feature and how we account for this feature.

Exhibits

2.Please file a revised Exhibit 5.1 that opines as to the underwriter's warrants and the shares underlying the underwriter's warrants. For guidance, refer to Section II.B.1. of Staff Legal Bulletin No. 19.

In response to the Staff’s comments, we filed a revised Exhibit 5.1 that opines as to the shares underlying the underwriter’s warrants and a new Exhibit 5.2 that opines as to the underwriter’s warrants.

3. In addition, the Exhibit 5.1 legal opinion should not assume conclusions of law or material facts that are necessary for the ultimate opinion. Please file a revised Exhibit 5.1 legal opinion that does not include the assumptions set forth in paragraphs 5, 7, 8, 9, 11 and 12 of Schedule 2. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comments, we filed a revised Exhibit 5.1 legal opinion that does not include the assumptions set forth in paragraphs 7, 8, 9, 11, and 12 of Schedule 2. Carey Olsen Singapore LLP, our counsel with respect to the laws of the British Virgin Islands, respectfully advises the Staff that the assumption set forth in paragraph 5 of Schedule 2 is a standard assumption and the reason for the inclusion in their opinion is that they can only opine on matters of British Virgin Islands law and in respect of the Company; they therefore have to assume that there are no matters of foreign legislation that affect their opinion.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kangbin Zheng
Name: Kangbin Zheng
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC